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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 2000

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             HARCOURT GENERAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
        SERIES A CUMULATIVE CONVERTIBLE STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  41163G 10 1
                                  41163G 20 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)
                                    COPY TO:
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                       AMENDMENT NO. 2 TO SCHEDULE 14D-9

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company") and Amendment No. 1 filed with the SEC on November 20, 2000 by the Company, relating to the tender offer by REH Mergersub Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

     The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The first sentence of the first paragraph in the section of the Schedule 14D-9 entitled "Merger Agreement -- Conditions to the Offer" is amended to read in its entirety as follows:

          "Notwithstanding any other provision of the Offer, but subject to the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer (whether or not any Shares have theretofore been purchased or paid for) and may terminate or amend the Offer in accordance with the Merger Agreement if, (i) at the expiration of the Offer as it may be extended pursuant to the provisions of the Merger Agreement, a number of Common Shares which, together with any Shares owned, directly or indirectly, by Reed Elsevier or Purchaser, or any subsidiary or controlled affiliate, represent, on the date of purchase, at least a majority in voting power of the Company's Common Stock (determined on a fully-diluted basis) shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (ii) at any time on or after the date of the Merger Agreement and at or prior to the expiration of the Offer (or, in the case of paragraphs (a) and (f) below, at or prior to the acceptance for payment of Shares), any of the following conditions occurs or has occurred:"

     The first sentence of the final paragraph in the section of the Schedule 14D-9 entitled "Merger Agreement -- Conditions to the Offer" is amended to read in its entirety as follows:

          "The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion (subject to the terms of the Merger Agreement and the Sale and Purchase Agreement)."

ITEM 9.  EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     (a)(6) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Harcourt General, Inc.

                                          By: /s/ ERIC P. GELLER
                                            ------------------------------------
                                          Name: Eric P. Geller
                                          Title:  Senior Vice President, General
                                              Counsel and Secretary
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                                 EXHIBIT INDEX

(a)(1) Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).
(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).
(a)(3)  Letter to Stockholders dated November 8, 2000.*
(a)(4)  Press Release, dated October 27, 2000.*
(a)(5)  Opinion of Goldman Sachs dated October 27, 2000.*
(a)(6)  Instructions for Participants in Harcourt's Dividend
        Reinvestment Plan.
(a)(7)  Press Release of Reed Elsevier, dated December 6, 2000
        (incorporated by reference to Exhibit (a)(9)and the Schedule
        TO/A of the Purchaser filed on December 6, 2000).
(e)(1) Agreement and Plan of Merger dated as of October 27, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).
(e)(2)  Confidentiality Agreement, dated June 28, 2000, between Reed
        Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8, 2000).
(e)(3)  The Information Statement of the Company, dated November 8,
        2000.*

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* Previously filed